Press Release	July 22, 2021

Largo Resources Appoints Ian Robertson to Co-Chair of its Board of Directors and
as Interim President of Largo Clean Energy

TORONTO - Largo Resources Ltd. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) today announces the appointment of Ian Robertson as Co-Chair of its Board of Directors (the "Board"). Mr. Robertson will also assume an active role in helping direct Largo Clean Energy Corp. ("LCE") as it commences the formal search for a permanent leader.

J. Alberto Arias, Co-Chair of the Board of Largo, commented: "With decades of exceptional leadership experience as a chief executive and board member, alongside deep institutional knowledge across the renewable energy sector, I am delighted that Ian has agreed to co-chair the Board of Largo Resources as we lead the Company through the transformational opportunity in the energy storage industry which we expect to be one of the key drivers of future growth and value creation for the Company." He continued: "We are also extremely grateful to have Ian assume the position of President of our clean energy division as we commence the search for a permanent replacement. Ian's strong business experience, including strategic contacts in the energy and utility industries, combined with his commitment to sustainable development are invaluable as we continue to strategically develop Largo Clean Energy. I am confident that in working together, Largo will be successful in executing its growth strategy going forward."

Ian Robertson, Co-Chair of the Board and President of LCE, commented: "I am honored to have the opportunity to co-chair Largo's Board with Alberto, whose leadership and vision have positioned the Company to achieve extraordinary success over the last 10 years, and to continue to work more closely with Paulo Misk and the rest of the executive team in continuing to evolve Largo Clean Energy for its new stage of growth." He continued: "Largo brings a compelling combination to the market and I am excited to work with the Board and executive management as we continue to offer innovative solutions to support a low-carbon future."

About Largo Resources

Largo Resources is an industry preferred, vertically integrated vanadium company. It services multiple vanadium market applications through the supply of its unrivaled VPURE™ and VPURE+™ products, from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine located in Brazil. Largo is also focused on the advancement of renewable energy storage solutions through its world-class VCHARGE± vanadium redox flow battery technology. The Company's common shares are listed on the Toronto Stock Exchange and on the Nasdaq Stock Market under the symbol "LGO".

For more information on Largo and VPURE™, please visit www.largoresources.com and www.largoVPURE.com.

For additional information on Largo Clean Energy, please visit www.largocleanenergy.com.

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For further information, please contact:

Investor Relations:

Alex Guthrie
Senior Manager, External Relations
aguthrie@largoresources.com
Tel: +1 416‐861‐9797

Trademarks are owned by Largo Resources Ltd.

Forward-looking Information:

This press release contains forward-looking information under Canadian securities legislation, ("forward-looking statements"). Forward‐looking information in this press release includes, but is not limited to, statements with respect to our ability to market and sell our VCHARGE± battery system on specification and at a competitive price, the production, delivery and sale to Enel Green Power of a VCHARGE+ battery system, the design of that system, expected transaction value, future VCHARGE+ battery system sales, and the growth of the long-duration energy storage market. Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo or Largo Clean Energy to be materially different from those expressed or implied by such forward-looking statements, including but not limited to the failure to satisfy conditions in the agreement with Enel, termination of the agreement, and those risks described in the annual information form of Largo and in its public documents filed on www.sedar.com and www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&As which also apply.

Trademarks are owned by Largo Resources Ltd.